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December 23, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Michael McTeirnan

Re:	Tortoise Capital Resources Corporation (the “Company”)
File No. 333-176944

Dear Mr. McTeirnan:

On September 21, 2011, the Company filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form S-3 (the “Shelf Registration Statement”).  The Company received comments on the filing by a letter from the Commission’s staff (the “Staff”) dated October 17, 2011.  The Company filed a Pre-Effective Amendment No. 1 to the Shelf Registration Statement on November 18, 2011.  The Company received comments on that Amendment No. 1 via letter from the Staff dated December 12, 2011.  This letter is written to respond to one specific comment set forth in that December 12, 2011 letter.  That specific comment is set forth below, along with our response to that comment.  Other comments in the December 12, 2011 letter may be impacted by the resolution of the issue raised in this comment; therefore, the purpose of this letter is to facilitate resolution of this matter in advance of responding to the remaining comments.

Supplemental Pro Forma Selected Financial Data, page 19

1.
Comment 6:  We note your response to comment 17 in our letter dated October 17, 2011.  We continue to question whether you are still within the scope of the Investment Company Guide based on the guidance in ASC 946-10-15.  Although you intend to invest in real property assets in the energy infrastructure sector in the future, it appears that you are still providing investment management of the securities that are currently in your portfolio.  As of the date of this filing, you only have one investment in real property and the majority of your assets are still securities, which will be managed until liquidated.  Furthermore, we note that as recent as October 2011, you elected to reinvest proceeds from a sale by one of your investees into a direct investment in Lightfoot and

Husch Blackwell LLP

December 23, 2011

Lightfoot Capital Partners GP in lieu of cash.  Tell us your consideration of these facts, given that your activities appear to demonstrate that you are still an investment company even after the withdrawal of your election to be regulated as a BDC.  Please advise.

RESPONSE:  The Company has carefully considered the guidance in ASC 946 and firmly believes it is no longer within the scope of the Investment Company Guide based on the guidance in ASC 946.

ASC 946 defines an investment company as an entity that has the following attributes:

A.
Investment Activity.  The Investment Company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.

B.
Unit Ownership.  Ownership in the Investment Company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

C.	Pooling of Funds. The funds of the Investment Company’s owners are pooled to avail owners of professional investment management.

D.	Reporting Entity. The Investment Company is the primary reporting entity.

As is the case with any externally managed public REIT, the Company has the attributes set forth in Items B, C, and D of ASC 946.  The Company acknowledges that prior to electing to no longer be regulated as a BDC, the Company also had the attribute described in Item A.  But, that is no longer the case.  Now, just like any externally managed public REIT, the Company’s primary business activity does not involve investing its assets in securities.  That statement is supported by the following important facts.

•
The Company elected to no longer be regulated as a BDC, and can only qualify for exemption from registration as a closed-end investment company if it does not invest in securities.  The Company has accepted that limitation and recognizes that any current investment in securities would likely require the Company to register as a closed-end investment company under the Investment Company Act of 1940.  The Board of Directors of the Company and the manager of the Company have absolutely no intention of again subjecting the Company to such regulation.

•
The Company does not plan to make additional investment in securities, but rather expects all of its future investments to be in real property assets that will permit the Company to qualify as a REIT for tax purposes.  The Company’s

Husch Blackwell LLP

December 23, 2011

stockholders approved this change in the Company’s investment strategy at the Company’s 2011 annual meeting.

•
The Company has retained a manager with six full time employees who are dedicated to identifying and closing transactions by the Company in assets other than securities that will permit the Company to qualify as a REIT.  Not one of those six employees devotes any time or attention to acquiring or trading securities for the Company.  In addition, the representatives of the investment adviser  to the Company that were previously members of the Company’s board of directors have been replaced by representatives of the manager, and a representative of the manager has been named Chairman of the Board.

•
The Company is not engaged in any active trading of its portfolio of securities and has committed to an orderly liquidation of that portfolio in a manner that provides the greatest possible benefit to the stockholders of the Company.

•
The investment advisor to the Company, which has responsibility for supervising the orderly liquidation of the Company’s securities portfolio, has in excess of 40 full time employees.  Less than half of the time of one of those employees is currently allocated to monitoring the securities portfolio of the Company.

•	None of the business activity of the Company, its manager, or its investment advisor involves analyzing, searching for, or soliciting new securities investments for the Company.

The Staff noted that in October 2011 the Company agreed to accept a distribution of securities in Lightfoot Capital Partners L.P. and Lightfoot Capital Partners G.P.  We believe the circumstances relating to that transaction warrant a detailed explanation.  Many months prior to the Company’s stockholders approving the Company’s change in investment focus, the Company invested in Magnatar MLP Investments L.P.  That private equity fund had been in existence for several years at the time the Company made its investment.  In October 2011, the Magnatar fund decided to cease its activities and liquidate.  It presented to its investors, including the Company, two options for receiving the value of their investment in that fund.  One option was to take cash and have no continuing interest in any underlying investment (the two Lightfoot entities).  The second option was to accept a pro rata distribution of securities in the two Lightfoot entities.  Because the Company continued to believe in its original investment thesis reached at the time of the Magnatar investment, the Company expected the investments in Lightfoot to return significantly greater value to the stockholders of the Company than if the Company accepted cash in October 2011. As a result, the Company made the decision to accept a distribution of securities rather than take cash.  This decision was entirely consistent with the strategy presented to the stockholders of the Company — that the

Husch Blackwell LLP

December 23, 2011

Company would pursue an orderly liquidation in a manner that was in the best interests of those stockholders.  Because the Magnatar fund held no other assets, the securities received by the Company in the Lightfoot entities merely permit a continuation of the Company’s original investment thesis and are expected to provide far greater benefit to the stockholders of the Company than if the Company had accepted cash.  In addition, the Company expects to be able to liquidate the Lightfoot investments in a timely manner.

For the foregoing reasons, the Company believes it is not an investment company as defined in ASC 946 and that as of the date of its withdrawal of its BDC election it should no longer report under the Investment Company Guide.  We appreciate your willingness to entertain review of this single issue and are available to discuss this or any other issue at your convenience.  Please feel free to contact the undersigned at 816-983-8153 or Eric Gervais at 816-983-8362.

Sincerely,

/s/ Steven F. Carman
Steven F. Carman

SFC:ar

Husch Blackwell LLP